CREDIT SUISSE FIRST BOSTON LLC

Eleven Madison Avenue

New York, NY 10010-3629

(212) 325-2000

November 16, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:	SunPower Corporation Registration on Form S-1

(File No. 333-127854)

Dear Ladies and Gentlemen:

As joint book runner and as a representative of the several underwriters of the above-referenced offering, we hereby confirm that (i) all of the representatives have agreed to communicate that the price range of such offering will be increased by $4.00 to be between $16.00 and $18.00 per share to all investors to whom we and they expect to confirm sales prior to confirming any such sales and (ii) we have received confirmation from each other member of the underwriting syndicate that they will communicate this information to all investors to whom they expect to confirm sales prior to confirming any such sales.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ Jill M. Wallach
Name:	Jill M. Wallach
Title:	Director